

**15027924**

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED
NOV 2 7 2015

| SEC FILE NUMBER |
| --- |
| 8-21374 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/14 AND ENDING 9/30/15

|  | |
| --- | --- |
| MM/DD/YY | MM/DD/YY |

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

800 Shades Creek Parkway, Suite 700

(No. and Street)

| Birmingham | AL | 35209 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff                                                                                     (205) 380-1716

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC

(Name – *if individual, state last, first, middle name*)

| 2500 Acton Road | Birmingham | AL | 35243 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

We, David M. Pintaric and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRP Investments, Inc., as of September 30, 2015, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

President, WRP Investments, Inc.
Title

Signature

Treasurer, WRP Investments, Inc.
Title

*Bonnie Elizabeth Brewer*
Notary Public

This report **contains (check all applicable boxes):
- X    (a)   Facing page.
- X    (b)   Statement of Financial Condition.
-       (c)   Statement of Income (Loss).
-       (d)   Statement of Changes in Financial Condition.
-       (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
-       (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
-       (g)   Computation of Net Capital.
-       (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
-       (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
-       (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
-       (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X    (l)   An Oath or Affirmation.
-       (m)   A copy of the SIPC Supplemental Report.
-       (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



**WRP INVESTMENTS, INC.**
(A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc., a Stifel Financial
Corp. Company)

Statement of Financial Condition

September 30, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

 **Warren Averett**
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
WRP Investments, Inc.

We have audited the accompanying statement of financial condition of WRP Investments, Inc. as of September 30, 2015, and the related notes to the financial statements. The financial statement is the responsibility of WRP Investments, Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WRP Investments, Inc. as of September 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

*Warren Averett, LLC*

Birmingham, Alabama
November 23, 2015

## WRP INVESTMENTS, INC.

### (A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc., a Stifel Financial Corp. Company)

Statement of Financial Condition

September 30, 2015

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 234,838 |
| Due from Parent | | 8,610 |
| Total assets | $ | 243,448 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Due to affiliates, net | $ | 136,483 |
| Total liabilities | | 136,483 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, $5.00 par value. 100 shares authorized, issued, and outstanding | 500 |
| Additional paid-in capital | 106,465 |
| Retained earnings | - |
| Total stockholder's equity | 106,965 |
| Total liabilities and stockholder's equity | $ 243,448 |

See accompanying notes to statement of financial condition